Mail Stop 4561

May 9, 2006

Mr. Ping'an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang'an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi'an, China 710061

Re: **China Properties Developments, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 0-50637

Dear Mr. Wu:

We have reviewed your filing and response letter dated April 18, 2006 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operation

Seasonality, page 10

1. We note your disclosure that your property management services, including leasing, continue a normal course of business throughout the year and are not subject to seasonality. It light of this, please explain the fluctuation in your rental

income balance from $22,974 and $32,391 for the nine months ended September 30, 2005 and 2004, respectively, to $169,390 and $225,567 for the years ended December 31, 2005 and 2004, respectively.

Working Capital, page 11

2.   Please revise to provide further details as to the revolving credit facilities available to you, including limits, interest rate, lender and terms of the facilities. Please also revise to provide the relevant disclosures of this facility in the notes to your financial statements.

Liquidity and Capital Resources, page 11

3.   We have reviewed your response and revisions to your document related to prior comment 11. We reissue our comment in its entirety. Please revise your disclosure to include a discussion and analysis of material changes in operating, investing and financing cash flows, and the reasons underlying those changes. In addition, you should include a discussion of your upcoming cash requirements over both the short and long term. Refer to SEC Release 33-8350. In revising your disclosure, please ensure that all amounts disclosed in your discussion agree to the actual changes or balance per the financial statements. For instance, your disclosure of cash provided by (used in) operating activities, mortgages payable and cash and cash equivalents are not consistent with the amounts reported in your statement of cash flows.

Financial Statements and Notes

Independent Auditor's Report, page F-2

4.   Please have your auditors revise their report to include the conforming signature required by Rule 302 of Regulation S-T and to indicate, if true, that their audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Refer to the illustrative audit report in the Public Company Accounting Oversight Board's Auditing Standard No. 1.

5.   We note that your independent accountants are located in the United States of America. Please have your new independent accountants explain to us in sufficient detail how they performed the audit of your international operations. Please also tell us whether a foreign audit firm assisted in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required.

Consolidated Statements of Operations, page F-4

6.   Please revise your description of revenue generated by "sales" to a title that is consistent with the nature of this revenue item, which we understand relates to sales of individual condominium units or office space. In addition, please explain to us why you do not present rental income as a component of income from operations. If rental income represents a component of your operating activities, as suggested in Note 1, please revise to present rental income after the gross profit from unit sales but before operating expenses in arriving at income (loss) from operations.

Consolidated Statements of Cash Flows, page F-6

7.   Refer to prior comment 1. You have not provided adequate disclosure in your financial statements or your response to comment 7 in our letter dated April 14, 2006 to explain the nature of loans to and from related parties. Accordingly, we still do not understand why you have netted the cash flows from loans to related parties and due to related parties. Please tell us what accounting literature you relied on in determining this was appropriate. Further, please tell us how you determined the loans to related parties constitute financing activities, based on the guidance in paragraphs 15 through 20 of SFAS 95.

8.   We note that cash used in operating activities includes approximately $2.8 million in cash outflows related to changes in other assets, which appears to be primarily related to an increase in restricted cash required by your debt obligations disclosed in Notes 9 and 12. Please revise your statement of cash flows to classify the change in restricted cash as cash used in investing or financing activities, as applicable, and provide us your basis for determining the appropriate classification as either investing or financing or further explain to us why you believe your current classification in operating activities is appropriate.

Note 2 – Significant Accounting Policies

Inventories and Construction in Progress, page F-8

9.   We have reviewed your response to prior comment 4. SFAS 67 requires that you estimate total project costs, allocate such costs to the various units for sale and make revisions to such estimates throughout the project. As such, we do not understand how using an estimate of 75% of the selling price for units related to all properties meets the requirements in SFAS 67. Please tell us and revise your disclosure to specifically explain how you determine your total estimated project costs, allocate such costs to units sold and your policy for reviewing such estimates for revision as construction progresses. In your response and revised disclosure, please also disclose how you allocate costs between the portion of the

building to be sold and the portion of the building to be held and leased or held
and used for your operations. Finally, please include references to the accounting
literature that supports your policies.

10.   We have reviewed your response to prior comment 5 and reissue our prior
comment in part. Please advise us and revise your disclosure to expand your
accounting policy to disclose in sufficient detail the types of acquisition and
development costs capitalized, the period during which these costs are capitalized
and the amount of interest capitalized during each period presented. In your
response and revised disclosure please also explain to us how you capitalize
interest costs associated with each property in accordance with SFAS 34. In this
regard, we note from your disclosure on page F-12 that you have capitalized a
substantial amount of interest related to the construction of the Yangming
building but have not capitalized any interest related to the construction of the
Jiahui building. Refer also to SFAS 67 and EITF 97-11.

Revenue Recognition, page F-8

11.   Please revise your disclosure to specify the criteria you follow under SFAS 66 in
recognizing revenue under the full accrual method related to the sale of office
space in your buildings.

12.   We note from your disclosure on page F-12 that you have recognized
approximately $8.3 million, in the aggregate, in cost of sales related to the sale of
office space located in your Yangming building. However, we note from your
disclosure on page 4 that this building wasn't ready for occupancy until October
2005. Further to this point, you state in response to comment 6 that you do not
expect to complete construction of this building until July 2006. Please explain to
us and revise your disclosure to clarify how you generated revenue in your
historical financial statements. In this regard, please reconcile how you
recognized revenue related to the sale of units in the Yangming building if you do
not expect to complete construction until July 2006 and none of the space was
available for occupancy until October 2005. Please also tell us and disclose in
sufficient detail the terms of your unit sales and how you qualify for the full
accrual method under SFAS 66. Finally, please tell us whether any of your
revenue transactions are with the related parties disclosed in Note 5.

13.   We have read your response to prior comment 3. As it relates to your rental
revenues, please tell us if the recognition of such amounts on a monthly basis in
accordance with the terms of the lease approximates the straight-line revenue
recognition required by paragraph 19 of SFAS 13. In your response, please
quantify the difference in revenues that would have been reported for the years
ended December 31, 2005 and 2004 had you used a straight-line revenue
recognition method from the revenue reported in your financial statements.

14.   Further to our previous comment, please tell us if you are engaged in "property management and related services," as indicated in Note 1, and if so, please tell us, and revise your filing to include, your revenue recognition policy for such services, including reference to the relevant accounting literature that supports your policy. If you do not provide these services, please revise your filing to remove any references that you provide such services.

Note 3 – Office Space Hold for Sale – Jiahui Building, page F-12

15.   We have read your response to prior comment 6. Please revise to provide transparent disclosure here and in Note 4 regarding your planned use of these two buildings including a discussion of which portion of the building you plan to sell, hold and lease and hold for your operations.

16.   We note your disclosure on page 4 that this building was completed for occupancy in 1999 and that you continue to use or lease the remaining space that has not been sold. Please tell us why you classify the remaining space available for use or lease as held for sale if it is currently in use in operations. In your response, please explain to us how the remaining space meets the criteria set forth in paragraph 30 of SFAS 144.

Note 4 – Office Space Construction in Progress – Yangming Building, page F-12

17.   We note your disclosure that the interest capitalized to the Yangming building totaled $2.3 million. Tell us how this amount relates to the $107,032 and $15,175 of capitalized interest in 2005 and 2004, respectively, as disclosed in Note 11 at page F-16. In your response, please indicate the period over which such interest costs were incurred. For instance, we do not understand how you have accumulated $2.3 million in capitalized interest costs when you have only capitalized $0.1 million, in the aggregate, for the two years ended December 31, 2005.

Note 5 – Related Party Transactions, page F-13

18.   We have reviewed your response to prior comment 7. The related party amounts disclosed in your financial statements suggests that you have historically and continue to enter into material related party transactions. Your revised disclosure does not comply with the minimum disclosure requirements in paragraph 2 of SFAS 57 to provide the necessary information to understand the nature of these related party transactions and the effects of these transactions on your financial statements. Please revise to include the disclosures required by paragraph 2(a) – (e) of SFAS 57 related to all related parties, as defined in Appendix B, which appear to include the entities identified in Note 5 as well as transactions with officers and employees.

Note 9 – Bank Loans, page F-15

19.   We note that based on the disclosed durations of your bank loans, it appears that all such loans are in default as of the balance sheet date. Please tell us and disclose if these loans were extended and whether there are any associated penalties or increases in interest rates charged under these loans.

Note 11 – Mortgage Loans, page F-16

20.   We note your disclosure here that interest costs of $107,032 and $15,175 were capitalized to construction-in-progress in 2005 and 2004, respectively. Please reconcile these amounts with the amounts reported as cash paid for interest in your statement of cash flows. Please tell us and revise to disclose the amount of additional interest expense over the amount capitalized and where such expense is recorded in the financial statements.

Note 12 – Notes Payable, page F-18

21.   We note that $2,356,000 of your notes payable balance is to Shaanxi Ruize Industrial Co., Ltd. Please tell us if this is the same company listed as a related party in Note 5 on page F-13. If so, please revise to label these notes as related party and to provide the disclosures required by paragraph 2 of SFAS 57.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. Ping'an Wu
China Properties Developments, Inc.
May 9, 2006
Page 7

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3431 if you have questions.

Sincerely,

Josh Forgione
Assistant Chief Accountant